Exhibit 99.1

FEMSA and Valora join forces:
A strong foundation to jointly develop the European market leader in convenience stores and food service

Agreement on the acquisition of Valora Holding AG by Fomento Económico Mexicano, S.A.B. de C.V., a leading Latin American retailer.

•	Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), a leading retail and beverage company with total sales of more than USD 27 billion / CHF 26.5 billion in 2021, today announced an all-cash offer to purchase all of the publicly held shares of Valora Holding AG (Valora) for CHF 260.00 per share. This is equivalent to a premium of 57.3% to the volume-weighted average share price of the last 60 trading days and 52.0% to the Valora closing share price on July 4, 2022.

•	Based on an external fairness opinion, the Valora Board of Directors unanimously recommended that shareholders accept the offer by FEMSA.

•	Valora’s largest individual shareholder owning a stake of approximately 17%, supports the offer and is undertaking to tender all of his shares as part of this offer.

•	Valora and FEMSA are greatly aligned regarding their strategic priorities and long-term value creation opportunities. Valora is expected to accelerate its growth path by leveraging FEMSA’s core convenience skill set and to serve as a platform for additional growth in the European convenience store and food service (foodvenience) market. The transaction between FEMSA and Valora will also create a formidable player in the European convenience store and food service market catering to an increasingly mobile and digital clientele.

•	Valora will continue to operate under its own company name, becoming the retail arm of FEMSA’s Proximity Division in Europe. Valora will continue to be headquartered in Muttenz (Switzerland) and will take on responsibility for further developing the European convenience markets for FEMSA. Valora’s brands and formats will be retained in accordance with Valora’s current management’s expansion and operating plans.

•	FEMSA will fund the up to USD 1.2 billion / CHF 1.1 billion all-cash acquisition with available cash on hand.

Monterrey, Mexico / Muttenz, Switzerland, July 5, 2022 – Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) headquartered in Monterrey (Mexico) and listed on the Mexican and New York stock exchanges, and Valora Holding AG (“Valora”; SIX: VALN), one of the leading foodvenience platforms with convenience stores and food service operations in Switzerland, Germany and other European countries, are announcing a binding agreement under which FEMSA will launch a public tender cash offer to acquire all of Valora’s publicly held registered shares for CHF 260.00 net per share in cash.

FEMSA operates the largest convenience store chain in Mexico and Latin America (Proximity Division), as well as more than 3,600 pharmacies in four Latin American countries, and controls the largest franchise bottler of Coca-Cola products in the world in terms of sales volume (Coca-Cola FEMSA). FEMSA is the second largest shareholder of the Heineken (HEIA.AS) group and is listed on the Mexican stock exchange (ticker symbols: FEMSAUBD.MX; FEMSAUB.MX) and on the New York Stock Exchange (ticker symbol: FMX). FEMSA is an investment grade company that maintains a sound financial profile with significant liquidity and access to the international capital markets.

The transaction agreement sets forth the intention that, once the settlement of the offer has been completed, Valora will accelerate the development of European markets as the European retail affiliate within FEMSA’s Proximity Division. The registered office and headquarters of Valora will remain in Muttenz, Switzerland. The company will continue to operate under its current name and with concepts, formats and brands that are well established in accordance with the current management’s expansion and operating plans. FEMSA expects to complement these plans with the unique set of capabilities and new initiatives it has developed in other markets. FEMSA intends to have Valora apply with SIX Exchange Regulation for the delisting of the Valora shares in accordance with the Listing Rules.

Daniel Rodriguez Cofré, CEO of FEMSA, comments: “FEMSA and Valora have each been around for well over one hundred years, and both companies have developed successful business models and strong corporate cultures. Having built a significant store base and convenience and logistics expertise in Latin America during the past four decades, FEMSA has been looking for a platform to grow and develop our proximity retail business in markets outside of Latin America. Valora has earned an excellent reputation in the international convenience and food service business with its sophisticated concept of innovative formats at high-traffic locations, and we look forward to further expanding on this strategy with the continued support of Valora’s management, who will together with the Valora team members play a key role in our plans for the company’s future.”

“As the largest franchise bottler by volume in the global Coca-Cola system, as well as the second largest shareholder of Heineken, we are fortunate to have close business relationships with many of the leading consumer products companies in the world. Now we are joining forces with Valora to become one of the leading convenience and food service platforms in Europe, serving the needs of an increasingly mobile and digital clientele,” says Carlos Arenas, CEO of FEMSA’s Proximity Division. “Valora has the knowledge, experience, network and operating and cultural understanding required to expand rapidly and sustainably in the various European markets, while we bring to bear proven expertise in scaling growth, and the opportunity for cross fertilization of best practices.”

“The transaction with FEMSA, which does not yet have any operations in Europe, is extraordinary in that it creates unique opportunities for both companies with benefits for all stakeholders. After the transaction, Valora will operate as the European retail affiliate within FEMSA’s Proximity Division and will continue with its existing growth strategy to create sustainable value,” comments Valora Chairman Sascha Zahnd on the unanimous decision of the Board of Directors in favour of the intended transaction with FEMSA.

“FEMSA and Valora complement each other very well with their growth-oriented strategies in the convenience store and food service businesses, capacity for innovation, and digitalisation philosophy,” comments Valora CEO Michael Mueller on the planned transaction with FEMSA. “We aim to pro-actively drive the growth of the sector and can benefit from FEMSA’s resources and extensive experience as a leading retail company. The new scale and opportunities offered by the transaction with FEMSA, as well as FEMSA’s willingness to continue implementing our successful growth strategy under existing management and employees, convinced Valora’s Group Executive Management to support FEMSA’s offer to become an integral part of the FEMSA Group.”

Ambition to accelerate Valora’s growth plans

FEMSA and Valora expect the transaction to give positive impetus to the development of the European business and accelerate growth by leveraging resources of both companies. The value creation thesis is driven by growth, rather than by cost synergies from overlapping retail networks, thus it is not expected that there will be an adverse impact on the workforce because of the transaction. In fact, the two companies expect the envisaged growth in Europe to create a significant number of new and attractive employment opportunities in Switzerland and other European countries.

The numerous existing business relationships and partnerships in Switzerland and internationally will not be affected by the transaction between Valora and FEMSA and will be strengthened and expanded by the targeted growth. With FEMSA’s backing, Valora can continue to play an active role in the ongoing growth of the sector from a position of strength.

The transaction is to be fully funded with FEMSA’s available cash on hand.

The tender offer is subject to customary terms and conditions as well as regulatory approvals for this type of transactions, and is expected to be settled end of September or beginning of October 2022. The intention is to then delist Valora from SIX Swiss Exchange. The pre-announcement of the offer which has been published today includes the material terms and conditions of the public tender offer.

Credit Suisse is acting as exclusive financial advisor to FEMSA as well as offer manager for the public tender offer. The exclusive financial advisor to Valora is J.P. Morgan.

Link to the website with formal pre-announcement: https://femsa.gcs-web.com/valora-transaction

This press release is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Valora. Complete terms and conditions of the offer will be set forth in the offer prospectus which is expected to be published on or around July 20, 2022 (the “Offer Prospectus”). Holders of shares in Valora are urged to carefully read the Offer Prospectus because it contains important information about the offer. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited. Please also refer to “Legal Disclaimers“ below.

Copies of the Offer Prospectus once published will be made available free of charge by Credit Suisse. Credit Suisse may be contacted at: equity.prospectus@credit-suisse.com.

Invitation to LOCAL media, analyst & investors CONFERENCE, incl. call & audio webcast:

The management of FEMSA and Valora is glad to invite to a local media, analyst & investors conference, including a conference call & audio webcast, to go over the details of the transaction:

Date: July 5, 2022

Time: 9:30 AM CEST

Location: Widder Hotel (Widder Saal) – Rennweg 7, 8001 Zürich, Switzerland

Language: English

Speakers:	Daniel Rodriguez Cofré, CEO of FEMSA; Salvador Alfaro, CFO of the FEMSA Proximity Division; Sascha Zahnd, Chairman of Valora Group; Michael Mueller, CEO of Valora Group

Conference call:       Mexico: +52 554 777 2329

Switzerland / Europe: +41 (0) 58 310 50 00
United Kingdom: +44 (0) 207 107 0613
United States: +1 (1) 631 570 56 13

Webcast:                    Link (questions only via conference call)

The recorded conference call and webcast will be available after the event on
www.valora.com as well as on www.femsa.com.

Invitation to INTERNATIONAL media, analyst & investors conference CALL & audio WEBCAST:

The management of FEMSA and Valora invite to a complementary international conference call & audio webcast to also provide international stakeholders to follow the details of the transaction:

Date: July 5, 2022

Time: 3:00 PM CEST / 9:00 AM ET / 8:00 AM CT

Language: English

Speakers:	Daniel Rodriguez Cofré, CEO of FEMSA; Salvador Alfaro, CFO of the FEMSA Proximity Division; Michael Mueller, CEO of Valora Group; Beat Fellmann, CFO of Valora Group

Conference call:       Mexico: +52 554 777 2329

Switzerland / Europe: +41 (0) 58 310 50 00
United Kingdom: +44 (0) 207 107 0613
United States: +1 (1) 631 570 56 13

Webcast:                   Link (questions via conference call and webcast)

The recorded conference call and webcast will be available after the event on
www.valora.com as well as on www.femsa.com.

FEMSA contact:

Juan Fonseca	Phone:	+52 81 83 28 6229
Investor Relations Director	E-mail:	investor@femsa.com

Mauricio Reyes	Phone:	+52 81 83 28 6000
Corporate Communications Director	E-mail:	comunicacion@femsa.com

Valora contact:

Christina Wahlstrand	Phone:	+41 61 467 24 53
Head of Corporate Communications & Branding	E-mail:	media@valora.com

Annette Carrer-Martin	Phone:	+41 61 467 21 23
Head of Investor Relations	E-mail:	ir@valora.com

Proxy Advisor contact:

Morrow Sodali	Phone:	+44 20 31 48 97 80
Information Agent	E-mail:	valora-offer@investor.morrowsodali.com

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, and OXXO Gas, a chain of retail service stations; through a Health Division, which includes drugstores and related activities; and through FEMSA’s Digital Division, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

More information is available at www.femsa.com.

About Valora

Each and every day, around 15,000 employees in the Valora network work to brighten up their customers’ journey with a comprehensive foodvenience offering – nearby, quick, convenient and fresh. The around 2,700 small-scale points of sale of Valora are located at highly frequented locations in Switzerland, Germany, Austria, Luxembourg and the Netherlands. The company includes, among others, k kiosk, Brezelkönig, BackWerk, Ditsch, Press & Books, avec, Caffè Spettacolo and the popular own brand ok.– as well as a continuously growing range of digital services. Valora is also one of the world’s leading producers of pretzels and benefits from a well-integrated value chain in the area of baked goods. In 2021, Valora generated annual external sales of CHF 2.2 billion. The Group’s registered office is in Muttenz, Switzerland. The registered shares of Valora Holding AG (VALN) are traded on SIX Swiss Exchange AG.

More information is available at www.valora.com.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. FEMSA undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Legal Disclaimers

Important Additional Information

The tender offer described herein has not yet commenced. This release is for informational purposes only and does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any registered shares or other equity securities in Valora Holding AG, nor shall it form the basis of, or be relied on in connection with, any contract therefor. This release is not part of the offer documentation relating to the tender offer. Main terms and conditions of the tender offer have been published in today's pre-announcement of the tender offer, and full details including terms and conditions will be published in the tender offer prospectus. Shareholders of Valora Holding AG are urged to read the tender offer documents, which are or will be available at https://femsa.gcs-web.com/valora-transaction.

Certain Offer Restrictions

The tender offer will not be made, directly or indirectly, in any country or jurisdiction in which the tender offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require FEMSA or any of its subsidiaries to change or amend the terms or conditions of the tender offer in any way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the tender offer. It is not intended to extend the tender offer to any such country or jurisdiction. Any such document relating to the tender offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction, and must not be used for the purpose of soliciting the purchase of securities of Valora Holding AG by any person or entity resident or incorporated in any such country or jurisdiction.

The tender offer is subject to the requirements of Section 14(e) of, and Regulation 14E under, the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), including amendments to the terms and conditions of the tender offer, extensions of the tender offer, purchases outside of the tender offer and minimum offer period, and is otherwise being made in accordance with the requirements of Swiss law. Accordingly, the tender offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, settlement procedures and timing of payments that are different from those applicable under U.S. tender offer procedures and laws. Neither the U.S. Securities and Exchange Commission nor any securities commission of any State of the U.S. has (a) approved or disapproved of the tender offer; (b) passed upon the merits or fairness of the tender offer; or (c) passed upon the adequacy or accuracy of the disclosure in the pre-announcement. Any representation to the contrary is a criminal offence in the U.S.

The communication is not being made by, and has not been approved by, an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000. In the United Kingdom.

Reference is made to the pre-announcement of the tender offer published today for full offer restrictions.